                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                              ------------------

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                           COMMERCIAL METALS COMPANY
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of class of securities)

                                  201723 10 3
--------------------------------------------------------------------------------
                                (CUSIP number)

                                Sara B. Feldman
                             11 St. Laurent Place
                               Dallas, TX 75225
                           Telephone (214) 363-5595
--------------------------------------------------------------------------------
                (Name, address and telephone number of person
               authorized to receive notices and communications)

                               October 17, 1995
--------------------------------------------------------------------------------
            (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ].

     Check the following box if a fee is being paid with the statement [X], (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                      (Continued on the following pages)

                              (Page 1 of 5 Pages)
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                                 SCHEDULE 13D

--------------------------                               ----------------------
CUSIP No. 201723 10 3                                    Page 2 of 5 Pages
--------------------------                               ----------------------

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 1   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Sara B. Feldman
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 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [_]
                                                                        (b) [X]
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 3   SEC USE ONLY

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 4   SOURCE OF FUNDS*

          N/A
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 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(c) OR 2(e)                                                     [_]
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 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     State of Texas
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               7    SOLE VOTING POWER

                         942,030
              ------------------------------------------------------------------
 NUMBER OF     8    SHARED VOTING POWER
   SHARES
BENEFICIALLY             0
  OWNED BY    ------------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH              942,030
              ------------------------------------------------------------------
              10    SHARED DISPOSITIVE POWER

                         0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON           [_]

          942,030
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.1%
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14   TYPE OF REPORTING PERSON*

          IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 Schedule 13D
                                 ------------

     This Schedule 13D (the "Statement") is filed as an original filing by Sara B. Feldman.

ITEM 1.   SECURITY AND ISSUER.
-------   --------------------

          (a)    Title of the class of equity securities:

                 Common Stock, par value $5.00 per share (the "CMC Common
                 Stock")

          (b)    Name and Address of the Issuer:

                 Commercial Metals Company
                 7800 Stemmons Freeway
                 Dallas, Texas 35247

ITEM 2.   IDENTITY AND BACKGROUND.
-------   ------------------------

          (a)    Name
                 ----

                 This statement is filed by Sara B. Feldman.

          (b)    Residence
                 ---------

                 The address of the reporting person is:

                 11 St. Laurent Place
                 Dallas, TX 75225

          (c)    Principal Business
                 ------------------

                 None

          (d)    Criminal Convictions
                 --------------------

                 Sara B. Feldman has not been convicted in a criminal proceeding during the last five years.

          (e)    Civil Proceedings
                 -----------------

                 Sara B. Feldman has not been subjected to a judgment, decree or final order enjoining future violation of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws during the last five years.

          (f)    Citizenship
                 -----------

                 Sara B. Feldman is a citizen of the United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
-------   --------------------------------------------------

          All of the shares of CMC Common Stock owned by the reporting person were acquired in transfers from a trust upon the death of her husband.

ITEM 4.   PURPOSE OF TRANSACTIONS.
-------   ------------------------

          The purpose of the transactions giving rise to the filing of this
     Schedule 13D involved transfers without consideration between the Jacob Feldman and Sara Feldman Grantor Trust (the "Trust") and the reporting person. Mr. Jacob Feldman died on June 5, 1995 and, as a consequence thereof, the Trust transferred a total of 942,031 shares of CMC Common
          Stock to Sara B. Feldman. The Trust transferred 398,030 shares on August 21, 1995 and 544,000 shares on October 17, 1995, an aggregate of approximately 6.1% of the issued and outstanding CMC Common Stock.

          The reporting person has no plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
-------   -------------------------------------

          (a)  Number and Percentage of Securities Owned:
               -----------------------------------------

               The aggregate number of shares beneficially owned by Sara B. Feldman is 942,030 shares of CMC Common Stock amounting to approximately 6.1% of the CMC Common outstanding, based on 15,388,351 shares outstanding as of November 15, 1995.

          (b)  Type of Ownership:
               -----------------

               The reporting person has sole power to vote, dispose of, or otherwise deal with all of the 942,030 shares of CMC Common Stock transferred to her from the Trust.

          (c)  Transactions in Securities:
               --------------------------

               Except as disclosed herein, there have been no transactions of the reporting person in the securities of the Company during the past sixty days.

          (d)  Not Applicable.

          (e)  Not Applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT
-------   --------------------------------------------------------------------
          TO SECURITIES OF THE ISSUER.
          ----------------------------

          The reporting persons have no contracts, arrangements or understandings with any person with respect to any securities of Commercial Metals Company.

ITEM 7.  MATERIAL FILED AS EXHIBITS.
-------  ---------------------------

      Not applicable


Signature
---------

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. The undersigned hereby agree that this Statement is filed on behalf of each of them.


Date:    January __, 1996                                /s/ Sara B. Feldman
                                                         ----------------------
                                                         Sara B. Feldman